

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 1, 2018

Rongguo Wei
Co-Chief Financial Officer
SeD Intelligent Home Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

> **Re:** **SeD Intelligent Home Inc.**
> **Amendment 2 to Form 8-K**
> **Filed April 17, 2018**
> **File No. 000-55038**

Dear Mr. Wei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

There are risks related to conflicts of interest with our partners, page 14

1. We note your response to comment 3 of our letter dated April 4, 2018. Please expand your discussion to clarify how the current structure of the Ballenger Run and Black Oak projects can lead to conflicts of interest between you and the limited partners. In doing so, please discuss the nature of your relationship with the limited partners and any other material information that may be important to understanding the nature of potential future conflicts.

Item 9.01 Financial Statements and Exhibits, page 42

(d) Exhibits, page 42

2. We note your response to comment 2 of our letter dated April 4, 2018. Please file as an exhibit the Project Development Management Agreement, as well as all other material

agreements, or tell us why you believe you are not required to do so. Please see Item 601(b)(10) of Regulation S-K.

3. Please refile Exhibit 10.8 in the proper text-searchable format. Please see Section 5.2.3.5 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 46) (April 2018) found at https://www.sec.gov/info/edgar/edmanuals.htm, and Item 301 of Regulation S-T.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

for Amanda Ravitz
Assistant Director
Office of Manufacturing and
Construction

cc: Michael Gershon